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                       TENDER OFFER FOR COMMON STOCK OF
          TIE/COMMUNICATIONS, INC. EXTENDED THROUGH OCTOBER 17, 1995

        Seattle, Washington, October 11, 1995. TIE Acquisition Co., today announced that it had extended its tender offer for any and all shares of TIE/communications, Inc. (AMEX:TIE) which had been scheduled to expire at midnight on October 10, 1995, to 5:00 p.m. EST on Tuesday, October 17, 1995. Other terms of the tender offer, which was for $8.60 per share in cash net to each holder of Common Stock, remain unchanged. As of 5:00 p.m. EST on October 10, 1995, a total of 3,704,078 shares of Common Stock of TIE/communications, Inc. had been tendered and not withdrawn.